Exhibit 99.1

NICE Reports 35% Growth in Revenue for the First Quarter 2017

Recurring Revenue Increased Significantly to 64% of Total Revenue in First Quarter 2017
Company Increases EPS Guidance

Hoboken, New Jersey, May 4, 2017 - NICE (NASDAQ: NICE) today announced results for the first quarter 2017 ended March 31, 2017.

First Quarter 2017 Financial Highlights

GAAP	Non-GAAP
Revenue growth of 35% year-over-year	Revenue growth of 36% year-over-year
Operating income of $28 million compared to $37 million last year	Operating income of $74 million, up 27% year-over-year
Effective tax rate of 8.8% compared to 14.5% last year	Effective tax rate of 23.2% compared to 19.5% last year
Diluted EPS from continuing operations of $0.28 versus $0.58 last year	Diluted EPS from continuing operations of $0.89 versus $0.81 last year
Cash flow from operations increased 16% to $133 million

“We are very pleased with the results for the first quarter of 2017,” said Barak Eilam, CEO of NICE.  “Non-GAAP revenue grew 36% and non-GAAP operating income increased 27% compared to the same quarter last year.  We were also very pleased to see a substantial increase in recurring revenue.  With recurring revenue now representing almost two thirds of our total revenue, it gives us additional confidence and visibility into the business.”

Mr. Eilam continued, “The strong financial performance this quarter is the result of the good progress that we are seeing in our four strategic pillars: cloud, omni channel, analytics and artificial intelligence.  As a result, we experienced particular strength for our analytics solutions, where we have seen a high volume of very large deals.  Additionally, we are very pleased with progress of the integration of inContact, and we are witnessing accelerated momentum in our cloud business.”

GAAP Financial Highlights for the First Quarter Ended March 31:

The following GAAP financial data, excluding cash flow and cash balance, are from continuing operations, which exclude the results of the Intelligence and the Physical Security divisions for both 2017 and 2016.

Revenues: First quarter 2017 total revenues increased 35.3% to $305.6 million compared to $226.0 million for the first quarter of 2016.

Gross Profit: First quarter 2017 gross profit increased to $189.9 million compared to $151.5 million for the first quarter of 2016, and gross margin was 62.1% compared to 67.0% for the first quarter of 2016.

Operating Income: First quarter 2017 operating income and operating margin were $27.9 million and 9.1%, respectively, compared to $37.5 million and 16.6%, respectively, for the first quarter of 2016.

Net Income from Continuing Operations: First quarter 2017 net income and net margin were $17.3 million and 5.7%, respectively, compared to $35.3 million and 15.6%, respectively, for the first quarter of 2016.

Fully Diluted Earnings Per Share from Continuing Operations: Fully diluted earnings per share for the first quarter of 2017 were $0.28, compared to $0.58 in the first quarter of 2016.

Operating Cash Flow and Cash Balance: First quarter 2017 operating cash flow was $132.7 million. In the first quarter, $8.4 million was used for share repurchases. As of March 31, 2017, total cash and cash equivalents, short term investments and marketable securities were $388.7 million, and total debt was $441.5 million.

Non-GAAP Financial Highlights for the First Quarter Ended March 31:

The following non-GAAP financial data are from continuing operations, which exclude the results of the Intelligence and the Physical Security divisions for both 2017 and 2016.

Revenues: First quarter 2017 non-GAAP total revenues were $308.0 million, up 36.2% from $226.1 million for the first quarter of 2016.

Gross Profit: First quarter 2017 non-GAAP gross profit increased to $215.2 million compared to $159.7, and non-GAAP gross margin was 69.9%, compared to 70.6% for the first quarter of 2016.

Operating Income: First quarter 2017 non-GAAP operating income increased to $73.6 million compared to $57.8 million, and non-GAAP operating margin was 23.9% compared to 25.6% for the first quarter of 2016.

Net Income from Continuing Operations: First quarter 2017 non-GAAP net income increased to $55.1 million compared to $49.6 million, and non-GAAP net income margin was 17.9% compared to 21.9% for the first quarter of 2016.

Fully Diluted Earnings Per Share from Continuing Operations: First quarter 2017 non-GAAP fully diluted earnings per share increased 9.9% to $0.89, compared to $0.81 for the first quarter of 2016.

Second Quarter and Full Year 2017 Guidance:

Second Quarter 2017: Second quarter 2017 non-GAAP total revenues are expected to be in a range of $309 million to $319 million. Second quarter 2017 non-GAAP fully diluted earnings per share are expected to be in a range of $0.84 to $0.90.

Full Year 2017: Full year 2017 non-GAAP total revenues are reiterated to an expected range of $1,330 million to $1,354 million. Full year 2017 non-GAAP fully diluted earnings per share are increased to an expected range of $3.85 to $4.05.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, May 4th, 2017 at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-242-041. The Passcode is 150 329 66. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 897 068 81.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, share-based compensation, and certain business combination accounting entries, settlement, amortization of discount on long term debt and tax adjustment re non-GAAP adjustments. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Ilana Hart, +972 9 775-3818, ilana.hart@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE.  All other marks are trademarks of their respective owners.  For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
 This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company).  In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words.  Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the effect of newly enacted or modified laws, regulation or standards on the Company and our products, and the risk that we will not be able to successfully execute on the Company’s cloud business strategy and generate profitability. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS of INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2017	2016
	Unaudited	Unaudited

Revenue:
Product	$68,457	$65,117
Services	158,416	149,338
Cloud	78,749	11,512
Total revenue	305,622	225,967

Cost of revenue:
Product	13,211	13,734
Services	58,716	57,025
Cloud	43,807	3,710
Total cost of revenue	115,734	74,469

Gross profit	189,888	151,498

Operating Expenses:
Research and development, net	42,954	32,521
Selling and marketing	79,201	55,783
General and administrative	29,227	23,192
Amortization of acquired intangible assets	10,565	2,507
Total operating expenses	161,947	114,003

Operating income	27,941	37,495

Finance and other income (expense), net	(8,990)	3,765

Income from continuing operations before tax	18,951	41,260
Taxes on income	1,662	6,003
Net income from continuing operations	17,289	35,257

Discontinued operations
Loss from discontinued operations	-	(117)
Taxes on income	-	-
Net loss from discontinued operations	-	(117)

Net income	$17,289	$35,140

Basic earnings per share from continuing operations	$0.29	$0.59
Basic earnings (loss) per share from discontinued operations	$-	$(0.00)
Basic earnings per share	$0.29	$0.59

Diluted earnings per share from continuing operations	$0.28	$0.58
Diluted earnings (loss) per share from discontinued operations	$-	$(0.00)
Diluted earnings per share	$0.28	$0.58

Weighted average number of shares outstanding used to compute:

Basic earnings (loss) per share	60,127	59,433
Diluted earnings (loss) per share	61,751	60,851

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2017	2016
GAAP revenues	$305,622	$225,967
Valuation adjustment on acquired deferred product revenue	219	84
Valuation adjustment on acquired deferred service revenue	997	58
Valuation adjustment on acquired deferred cloud revenue	1,211	-
Non-GAAP revenues	$308,049	$226,109

GAAP cost of revenue	$115,734	$74,469
Amortization of acquired intangible assets on cost of product	(6,358)	(6,291)
Amortization of acquired intangible assets on cost of services	(3,208)	-
Amortization of acquired intangible assets on cost of cloud	(10,975)	-
Valuation adjustment on acquired deferred cost of services	431	-
Cost of product revenue adjustment (1)	(175)	(121)
Cost of services revenue adjustment (1,2)	(1,875)	(1,542)
Cost of cloud revenue adjustment (1)	(769)	(62)
Non-GAAP cost of revenue	$92,805	$66,453

GAAP gross profit	$189,888	$151,498
Gross profit adjustments	25,356	8,158
Non-GAAP gross profit	$215,244	$159,656

GAAP operating expenses	$161,947	$114,003
Research and development (1,2,3)	(2,211)	(1,982)
Sales and marketing (1,3)	(5,646)	(3,346)
General and administrative (1,2,3)	(1,886)	(4,351)
Amortization of acquired intangible assets	(10,565)	(2,507)
Non-GAAP operating expenses	$141,639	$101,817

GAAP finance & other income (expense), net	$(8,990)	$3,765
Amortization of discount on long term debt	7,165	-
Non-GAAP finance & other income (expense), net	$(1,825)	$3,765

GAAP taxes on income	$1,662	$6,003
Tax adjustments re non-GAAP adjustments	14,991	6,009
Non-GAAP taxes on income	$16,653	$12,012

GAAP net income	$17,289	$35,257
Valuation adjustment on acquired deferred revenue	2,427	142
Valuation adjustment on acquired deferred cost of service of revenue	(431)	-
Amortization of acquired intangible assets	31,106	8,798
Share-based compensation (1)	12,562	6,360
Re-organization expenses (2)	-	1,308
Acquisition related expenses (3)	-	3,736
Amortization of discount on long term debt	7,165	-
Tax adjustments re non-GAAP adjustments	(14,991)	(6,009)
Non-GAAP net income	$55,127	$49,592

GAAP diluted earnings per share	$0.28	$0.58

Non-GAAP diluted earnings per share	$0.89	$0.81

Shares used in computing GAAP diluted earnings per share	61,751	60,851

Shares used in computing Non-GAAP diluted earnings per share	61,751	60,851

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended
		March 31,
		2017	2016
	Cost of product revenue	$(175)	$(121)
	Cost of service revenue	(1,875)	(1,344)
	Cost of cloud revenue	(769)	(62)
	Research and development	(2,211)	(856)
	Sales and marketing	(5,646)	(2,859)
	General and administrative	(1,886)	(1,118)
		$(12,562)	$(6,360)

(2)	Re-organization expenses
		Quarter ended
		March 31,
		2017	2016

	Cost of service revenue	$-	$(198)
	Research and development	-	(1,102)
	General and administrative	-	(8)
		$-	$(1,308)

(3)	Acquisition related expenses

		Quarter ended
		March 31,
		2017	2016

	Research and development	$-	$(24)
	Sales and marketing	-	(487)
	General and administrative	-	(3,225)
		$-	$(3,736)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2017	2016
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$266,751	$157,026
Short-term investments	42,394	30,287
Trade receivables	205,683	260,220
Prepaid expenses and other current assets	68,964	57,966
Current assets of discontinued operations	2,182	3,734

Total current assets	585,974	509,233

LONG-TERM ASSETS:
Long-term investments	79,571	98,726
Other long-term assets	20,338	18,701
Property and equipment, net	97,309	87,678
Deferred tax assets	14,732	14,093
Other intangible assets, net	587,749	618,735
Goodwill	1,284,760	1,284,710

Total long-term assets	2,084,459	2,122,643

TOTAL ASSETS	$2,670,433	$2,631,876

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long term loan	$-	$21,164
Trade payables	25,548	25,634
Current portion of deferred revenues and advances from customers	194,813	149,801
Accrued expenses and other liabilities	246,645	273,134
Current liabilities of discontinued operations	574	3,077

Total current liabilities	467,580	472,810

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	29,117	22,710
Deferred tax liabilities	126,346	146,952
Long-term debt	441,504	444,016
Other long-term liabilities	34,728	34,056

Total long-term liabilities	631,695	647,734

SHAREHOLDERS' EQUITY	1,571,158	1,511,332

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,670,433	$2,631,876

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended
	March 31,
	2017	2016
	Unaudited	Unaudited

Operating Activities

Net income	$17,289	$35,140
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	39,143	12,916
Stock based compensation	12,562	6,431
Amortization of premium and discount and accrued interest on marketable securities	190	969
Deferred taxes, net	(11,671)	(3,586)
Changes in operating assets and liabilities:
Trade Receivables	56,299	39,568
Prepaid expenses and other current assets	(6,787)	13,036
Trade payables	(112)	861
Accrued expenses and other current liabilities	(31,299)	(26,714)
Deferred revenue	50,664	35,688
Long term liabilities	(747)	74
Amortization of discount on long term debt	7,165	-
Other	49	117

Net cash provided by operating activities	132,745	114,500

Investing Activities

Purchase of property and equipment	(10,414)	(7,059)
Purchase of Investments	(24,999)	(27,952)
Proceeds from Investments	32,016	39,118
Capitalization of software development costs	(6,938)	(1,061)
Payments for business acquisitions, net of cash acquired	-	(150,453)
Net cash used in investing activities	(10,335)	(147,407)

Financing Activities

Proceeds from issuance of shares upon exercise of share options	3,733	7,514
Purchase of treasury shares	(8,429)	(22,673)
Dividends paid	(9,637)	(9,517)
Repayment of long term debt	(260,000)	-
Proceeds from issuance of exchangeable notes	260,842	-
Net cash used in financing activities	(13,491)	(24,676)

Effect of exchange rates on cash and cash equivalents	806	1,365

Net change in cash and cash equivalents	109,725	(56,218)
Cash and cash equivalents, beginning of period	157,026	325,931

Cash and cash equivalents, end of period	$266,751	$269,713

*Certain comparative figures have been reclassified to conform to the current year presentation.